Mail Stop 0405
June 15, 2005

Gifford A. Dieterle
Chief Executive Officer
Capital Gold Corporation
76 Beaver Street
New York, NY 10005


Re:	Capital Gold Corporation
		Form SB-2 filed March 9, 2005
	File No. 333-123216

Dear Mr. Dieterle:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Engineering Comments

General

1. Whenever you disclose mineral reserves estimates, indicate if the number represents the gold estimated to be contained in the ore in the ground, or the amount of gold that is projected to be recoverable from the ore.

Risk Factors, page 5

2. Unless you have an experienced mine operator in your management, who will be responsible for developing and operating your El Chanate
Gold property, provide a risk factor that addresses the risks to investors of having inexperienced management overseeing the development and operations of a gold mine in Mexico. Also address the fact that this is your first attempted open pit/heap leach mining operation, and disclose the resultant risk associated with that fact.

3. Concerning your El Chanate deposit, provide a risk factor that addresses the risks to investors of your attempting to make a profit mining a relatively small and low grade gold deposit. In addition, you should address the risks associated with the fact that you are assuming that you will economically and successfully mine this deposit, while:

* Meeting your capital and operating cost assumptions using reconditioned used equipment,
* Attracting a qualified work force with relatively low wages compared to other mining countries, and
* Finding adequate sources of process water.

4. Disclose the risks associated with the fact that given the short mine life of five years, if major problems develop in the project, or you fail to achieve the operating efficiencies or costs projected in your feasibility study, you will have limited time to find ways to correct those problems.

Our Business, page 23

5. Concerning your disclosure of mineral reserves on page 26, disclose your reserves in a table. As footnotes or as part of your reserve table, disclose the following:

* The reserve as stated is an estimate of what can be economically and legally recovered from the mine and as such incorporates losses for dilution and mining recovery.
* The metallurgical recovery factor for each category of reserve.
* Gold prices and currency conversion factors used to estimate your reserves.

6. Revise your disclosure about your reserves to indicate that your reserve determination is based on a final or bankable feasibility study.

7. Expand your introductory materials to include a non-technical discussion of the meaning of the terms "reserve," "proven reserve," and "probable reserve" sufficient that an investor unfamiliar with your industry can understand the basic concepts. Provide a brief explanation of the relative accuracy and risk associated with each category of reserve.




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Direct all questions regarding engineering comments to Roger Baer, Mining Engineer, at (202) 551-3705. Direct questions relating to all other disclosure issues to Jason Wynn, at (202) 551-3756 or, in his absence, to Tangela Richter, Branch Chief, at (202) 551-3685. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


      cc:  J. Wynn
            R. Baer
            T. Richter

            Richard Feiner, Esq.
            (914) 723-4601
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Gifford A. Dieterle
Capital Gold Corporation
June 15, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE